NO ACT

[redacted]

P.E. 1-18-08

DC

Act: 1934
Section:
Rule: 12h-3
Public Availability: 1/22/2008

08021485

January 22, 2008

Received SEC

JAN 2 2 2008

Washington, DC 20549

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: RARE Hospitality International, Inc.
Incoming letter dated January 18, 2008

Based on the facts presented, the Division will not object if RARE Hospitality International does not file its annual report on Form 10-K for the fiscal year ended December 30, 2007. In reaching this position, we note that RARE Hospitality International already has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Form S-3 and Form S-8 and that those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, RARE Hospitality International will file a certification on Form 15 making appropriate claims pursuant to Rules 12g-4 and 12h-3 under the Securities Exchange Act of 1934 on or before the due date of its Form 10-K for the fiscal year ended December 30, 2007.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Charles Kwon
Special Counsel

PROCESSED
JAN 3 1 2008
THOMSON
FINANCIAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2008

Mail Stop 3010

James D. Alt
Dorsey & Whitney LLP
50 South Sixth Street, Suite 1500
Minneapolis, Minnesota 55402-1498

RE:, RARE Hospitality International, Inc.

Dear Mr. Alt:

In regard to your letter of January 18, 2008, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Carol M. McGee, Deputy
Office of Chief Counsel

DORSEY
DORSEY & WHITNEY LLP

JAMES D. ALT
(612) 340-2803
FAX (612) 340-8738
alt.jim@dorsey.com

Securities Exchange Act of 1934, Rule 12h-3
Securities Exchange Act of 1934, Section 15(d)

January 18, 2008

VIA ELECTRONIC MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
Email: cfletters@sec.gov

Re: Darden Restaurants, Inc. (Commission File No. 001-13666)
RARE Hospitality International, Inc. (Commission File No. 000-19924)

Ladies and Gentlemen:

We are writing on behalf of Darden Restaurants, Inc., a Florida corporation ("Darden"), and its wholly-owned subsidiary, RARE Hospitality International, Inc., a Georgia corporation ("RARE"), to request that the staff of the Office of Chief Counsel, Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") confirm that it will not recommend enforcement action to the SEC if, under the circumstances described below, RARE files a certificate on Form 15 ("Form 15") to suspend its reporting obligations under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12h-3 thereunder ("Rule 12h-3"), including the suspension of its duty to file its Annual Report on Form 10-K for the year ending December 30, 2007.

I. Background

Darden, through its wholly-owned subsidiary, Surf & Turf Merger Corp., a Georgia corporation ("Merger Sub"), commenced a tender offer (the "Tender Offer") on August 31, 2007 to purchase all outstanding shares of RARE common stock, together with the associated Series A Junior Participating Preferred Stock Purchase Rights (the "Preferred Stock Purchase Rights") issued pursuant to the Rights Agreement, dated November 4, 1997 (the "Rights Agreement"), by and between RARE and Computershare Trust Company, N.A., as successor rights agent to SunTrust Bank, Atlanta, as amended, at a price per share of $38.15, net to the seller in cash (the "Offer Price"). The Tender Offer was made pursuant to an Agreement and Plan of Merger, dated as of August 16, 2007 (the "Merger Agreement"), among Darden, Merger Sub and RARE whereby, if the Tender Offer met certain minimum conditions, including the tender and acceptance of at least a majority of the outstanding shares of RARE common stock on a fully diluted basis, Merger Sub would merge with and into RARE upon the completion of the Tender Offer and the separate corporate existence of Merger Sub would cease (the "Merger").

The Tender Offer was completed on October 1, 2007 and 26,991,599 shares of RARE common stock were tendered (excluding shares tendered under guaranteed delivery procedures), consisting of 85.646% of the RARE common stock (on a fully diluted basis) that was issued and outstanding prior to the commencement of the Tender Offer. Following the completion of the Tender Offer on October 1, 2007, Merger Sub exercised its option under the Merger Agreement to acquire from RARE a number of additional shares of RARE common stock for $38.15 per share in cash, so that it would hold more than 90% of the outstanding shares after giving effect to the issuance of the shares pursuant to such option and could avail itself of a short-form merger. The closing of the issuance of these additional shares of RARE common stock occurred immediately thereafter. Then, immediately prior to the closing of the Merger, Darden contributed its share ownership of Merger Sub to GMRI, Inc., a Florida corporation ("GMRI") and a direct, wholly-owned subsidiary of Darden, so that following the Merger, RARE would be a wholly-owned subsidiary of Darden and a direct, wholly-owned subsidiary of GMRI. Later on October 1, 2007, the Merger was completed and all shares of RARE common stock outstanding after the Tender Offer, other than treasury shares, shares owned by Darden, Merger Sub or any other wholly-owned subsidiary of RARE or Darden, shares of restricted stock and shares subject to dissenters' rights, were automatically converted into the right to receive $38.15 per share in cash (the "Merger Consideration," which was equal in value to the Offer Price).

Following the market close on October 1, 2007, pursuant to the consummation of the Merger, The Nasdaq Stock Market LLC ("Nasdaq") ceased trading in RARE's common stock and filed a notification on Form 25 with the SEC to delist the common stock from the Nasdaq Global Select Market and to deregister the common stock under Section 12(b) of the Exchange Act. Pursuant to Rule 12d2-2(d)(1) under the Exchange Act, the delisting became effective on October 11, 2007. Under applicable provisions of Georgia law, RARE stockholders had the right to dissent from the Merger, but not the Tender Offer, and obtain payment in cash of the fair value of their shares of common stock. However, no RARE stockholders elected to exercise these appraisal rights in connection with the Merger. The total purchase price paid by Darden for the acquisition, including related fees and expenses, was approximately $1.4 billion in cash.

Prior to the completion of the Merger, each share of RARE common stock outstanding carried with it Preferred Stock Purchase Rights, which pursuant to the Rights Agreement, were registered under the Exchange Act, but did not trade separately from the associated shares of RARE common stock. Pursuant to the Merger Agreement, RARE agreed that the Rights Agreement would not apply to the Merger and that the Preferred Share Purchase Rights would expire immediately prior to the effectiveness of the Merger. These provisions were also the basis of an amendment to the Rights Agreement entered into as of August 16, 2007 between RARE and Computershare Trust Company, N.A., as successor rights agent. Accordingly, the Preferred Stock Purchase Rights were extinguished on October 1, 2007.

Upon the completion of the Merger, all RARE stock options, shares of restricted stock, and performance-based restricted stock units outstanding were automatically converted into interests in, or rights to acquire, Darden common stock such that they no longer represent any interest in, or right to acquire, RARE common stock. Specifically, (i) all stock options to purchase shares of RARE common stock outstanding as of the completion of the Merger were automatically converted into a specified number of stock options to purchase shares of Darden common stock by applying a formula that included an exchange ratio provided in the Merger Agreement (the "Exchange Ratio") and such Darden options are subject to the terms (including vesting terms) of the applicable RARE stock plan under which such options were originally issued and certain terms and conditions set forth in the Merger Agreement; (ii) all shares of RARE restricted stock outstanding as of the completion of the Merger were automatically converted into a specified number of shares of Darden restricted stock by applying a formula that included the Exchange Ratio, and such Darden restricted shares are subject to the terms (including vesting terms) of the applicable RARE stock plan under which such shares were originally issued and certain terms and conditions set forth in the Merger Agreement; (iii) and all performance-based restricted stock units outstanding as of the completion of the Merger were converted from a right or award with respect to RARE common stock into a right or award with respect to Darden common stock, subject to certain terms and conditions set forth in the Merger Agreement. The Darden common stock which is issuable in connection with the converted and assumed RARE stock options, restricted stock and performance-based restricted stock units was registered on Darden's Form S-8 filed on October 2, 2007 (file no. 333-146464).

Pursuant to the terms of the Merger Agreement, upon the completion of the Merger, RARE's treasury shares and all shares of RARE common stock owned by Darden or Merger Sub at the time of the closing of the Merger were cancelled for no consideration. In addition, all shares of RARE common stock or other securities or cash pledged by RARE's Executive Chef Partners and Restaurant Managing Partners pursuant to outstanding pledge agreements were returned to such Executive Chef Partners and Restaurant Managing Partners immediately prior to the completion of the Merger, such that pledged shares of RARE common stock were converted into the right to receive the Merger Consideration at the closing of the Merger. RARE's Employee Stock Purchase Plan was terminated on October 1, 2007, as required by the Merger Agreement.

Upon the completion of the Merger, RARE continued to have outstanding its 2.50% Convertible Senior Notes due 2026 (the "Convertible Senior Notes") and deferred compensation obligations. The Convertible Senior Notes were initially issued and sold by RARE on November 22, 2006 in an offering pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act") in reliance on the exemption from registration provided by Section 4(2) of the Securities Act. RARE subsequently registered the Convertible Senior Notes and the RARE common stock into which they were convertible in certain circumstances for resale pursuant to a registration statement on Form S-3 (file no. 333-141672) (the "2007 Form S-3"), which was declared effective on March 29, 2007. The Convertible Senior Notes were never listed on a national securities exchange and were never registered pursuant to Section 12 of the Exchange

Act. The Convertible Senior Notes were governed by an Indenture, dated as of November 22, 2006 (the "Indenture"), between RARE and The Bank of New York Trust Company, as trustee (the "Trustee"). RARE was also a party to a Registration Rights Agreement, dated as of November 22, 2006 (the "Registration Rights Agreement"), with the initial purchasers of the Convertible Senior Notes (the "Initial Purchasers") for whom Wachovia Capital Markets, LLC acted as the representative (the "Representative"), which provided certain additional rights to the Initial Purchasers with respect to the Convertible Senior Notes.

As provided in the Merger Agreement, on August 31, 2007, RARE began soliciting the consents of the holders of the Convertible Senior Notes to amend the Indenture and the Registration Rights Agreement in exchange for a cash payment of $2.50 for each $1,000 in principal amount of Convertible Senior Notes for which a consent was validly delivered (the "Consent Solicitation"). The purpose of the amendment to the Indenture was to eliminate two covenants that required RARE: (i) to deliver the information required by Rule 144A(d)(4) of the Securities Act to the holders of the Convertible Senior Notes if RARE was no longer subject to the reporting requirements of the Exchange Act and (ii) to provide to the Trustee copies of all reports required to be filed with the SEC. The purpose of the amendment to the Registration Rights Agreement was to permit RARE to terminate the Registration Rights Agreement for any reason without the further consent of or notice to the Initial Purchasers. This was important because, among other things, the Registration Rights Agreement required RARE to maintain the effectiveness of the 2007 Form S-3. RARE subsequently extended the expiration of the Consent Solicitation to September 21, 2007 and amended its terms to require all holders who consented to surrender their Convertible Senior Notes for conversion following the expiration of the Tender Offer and to include the payment of any accrued and unpaid interest to the holders upon conversion.

In order to effect the proposed amendments, the Consent Solicitation required (i) that RARE receive the approval of (a) a majority of the aggregate principal amount of the outstanding Convertible Senior Notes to amend the Indenture and (b) a majority of the outstanding Convertible Senior Notes to amend the Registration Rights Agreement ((a) and (b) together, the "Requisite Consents"); and (ii) the successful completion of the Tender Offer. On September 21, 2007, the Consent Solicitation expired and RARE received the Requisite Consents. In addition, as discussed above, on October 1, 2007, the Tender Offer was successfully completed and funded. Following the completion of the Tender Offer, RARE and the Trustee entered into a Supplemental Indenture, dated October 1, 2007 (the "Supplemental Indenture"), which eliminated the covenants that required RARE (i) to deliver the information required by Rule 144A(d)(4) of the Securities Act to the holders of the Convertible Senior Notes if RARE was no longer subject to the reporting requirements of the Exchange Act and (ii) to provide to the Trustee copies of all reports required to be filed with the SEC. Also, on October 1, 2007, RARE and the Representative entered into Amendment No. 1 to the Registration Rights Agreement, which allowed RARE to terminate the Registration Rights Agreement at any time. RARE terminated the Registration Rights Agreement on October 1, 2007. As a result,

RARE was no longer contractually required to provide SEC reports to the holders of the Convertible Senior Notes or the Trustee, or to maintain the effectiveness of the 2007 Form S-3.

Prior to the completion of the Tender Offer, RARE issued a notice to the holders of the Convertible Senior Notes (the "Notice") notifying the holders of their right to convert their Convertible Senior Notes into the cash value of a pre-determined number of shares of RARE common stock based on a formula set forth in the Indenture and valued at the Offer Price for each share. The Notice informed the holders of the Tender Offer and the impending Merger and subsequent delisting of RARE's common stock from the Nasdaq Global Select Market, each of which was a "Fundamental Change" as set forth in Section 4.01(a)(4) of the Indenture. The holders' right to convert their Convertible Senior Notes was exercisable for 30 business days following the occurrence of the last Fundamental Change and expired on November 26, 2007. As of November 14, 2007, all holders of outstanding Convertible Senior Notes had exercised their right to convert and had submitted their Convertible Senior Notes for conversion to cash. As a result, there are now no Convertible Senior Notes outstanding. In addition, we have been advised by the Trustee that the cash payments owed to the former holders of Convertible Senior Notes in connection with this conversion have been paid to such holders.

RARE's deferred compensation obligations remained outstanding following the Merger, unmodified by the terms of the Merger Agreement. From January 2000 until December 2002, deferred compensation obligations had accrued in connection with the RARE FutureComp Service Plan. In January 2003, this plan was amended and restated as the RARE Deferred Compensation Plan. There are currently approximately 186 participants in RARE's Deferred Compensation Plan and a balance of approximately $13 million in employee deferred contributions and company matching contributions. Darden assumed the RARE Deferred Compensation Plan on December 14, 2007, and registered the deferred compensation obligations under the RARE Deferred Compensation Plan on Darden's Form S-8 filed on December 21, 2007 (file no. 333-148260).

Subject to the receipt of the no-action relief sought in this letter, but on or before the due date of its Form 10-K for the fiscal year ending December 30, 2007, RARE intends to file a Form 15 with the SEC to deregister its common stock and the Preferred Stock Purchase Rights under Section 12(g) of the Exchange Act and also to suspend its duty to file reports under Section 15(d) of the Exchange Act with respect to its common stock, the Preferred Stock Purchase Rights, the Convertible Senior Notes and the deferred compensation obligations.

II. Registration Statements Effective and Outstanding

Prior to the Merger, RARE had on file with the SEC one registration statement on Form S-3 (the "Pre-2007 Form S-3") and nine registration statements on Form S-8 (the "Pre-2007 Form S-8s," and together with the Pre-2007 Form S-3, the "Pre-2007 Registration Statements"), which were declared effective prior to January 1, 2007, but were automatically updated during fiscal year 2007 for purposes of Section 10(a)(3) of the Securities Act with the filing on March 1,

2007 of RARE's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the "2006 Form 10-K"). In addition, RARE had on file with the SEC the 2007 Form S-3 and one registration statement on Form S-8 (the "2007 Form S-8," and together with the 2007 Form S-3, the "2007 Registration Statements"), which were filed and declared effective in fiscal year 2007.

RARE Pre-2007 Registration Statements

The following describes the RARE Pre-2007 Registration Statements:

- Form S-3 filed on January 23, 2001 (file no. 333-54150) and amended on January 26, 2001 – registered a $75,000,000 universal shelf, from which the only securities that have been sold are 3,000,000 shares of common stock (as adjusted to reflect a 3-for-2 stock split in 2003) and the related Preferred Stock Purchase Rights. This Form S-3 was declared effective in 2001 and the last prospectus offering common stock for sale under this Form S-3 was filed on February 2, 2001. There were no sales of common stock under this Form S-3 in fiscal year 2007.

- Form S-8 filed September 13, 1996 (file no. 333-11983) – registered common stock pursuant to the Bugaboo Creek Steak House, Inc. 1994 Stock Plan. The ability to grant new awards under this plan was terminated in 1999 and there were no sales of common stock under this plan in fiscal year 2007.

- Form S-8 filed September 13, 1996 (file no. 333-11977) – registered common stock pursuant to the Longhorn Steaks, Inc. Amended and Restated 1992 Incentive Plan. The ability to grant new awards under this plan was terminated in February 2003. There were 549,090 shares of common stock issued in connection with option exercises and the vesting of restricted stock under this plan in fiscal year 2007.

- Form S-8 filed September 13, 1996 (file no. 333-11969) – registered common stock pursuant to the Bugaboo Creek Steak House, Inc. Non-Employee Directors' Plan. This plan has expired by its terms and there were no sales of common stock under this plan in fiscal year 2007.

- Form S-8 filed September 13, 1996 (file no. 333-11963) – registered common stock pursuant to the Longhorn Steaks, Inc. 1996 Stock Plan for Outside Directors. There were 100,562 shares of common stock issued in connection with option exercises and the vesting of restricted stock under this plan in fiscal year 2007.

- Form S-8s filed October 9, 1998 (file no. 333-65485) and November 9, 2000 (file no. 333-49674) – registered common stock pursuant to the RARE 1997

Long-Term Incentive Plan. There were 243,135 shares of common stock issued in connection with option exercises and the vesting of restricted stock under this plan in fiscal year 2007.

- Form S-8 filed August 6, 2002 (file no. 333-97711) – registered common stock pursuant to the RARE 2002 Stock Option Plan. There were no sales of common stock under this Form S-8 in fiscal year 2007.

- Form S-8 filed June 9, 2004 (file no. 333-116316) – registered common stock pursuant to the RARE Amended and Restated 2002 Long-Term Incentive Plan. There were 292,626 shares of common stock issued in connection with option exercises and the vesting of restricted stock under this Form S-8 in fiscal year 2007.

- Form S-8 filed February 10, 2000 (file no. 333-30046) – registered $5,000,000 of deferred compensation obligations under the RARE FutureComp Service Plan. The FutureComp Service Plan was amended and restated as the RARE Deferred Compensation Plan in 2003. Approximately $1,835,650 of employee compensation was deferred by participants under this plan in fiscal year 2007.

RARE 2007 Registration Statements

The following describes the RARE 2007 Registration Statements:

- Form S-3 filed on March 29, 2007 (file no. 333-141672) – registered $125,000,000 aggregate principal amount of Convertible Senior Notes and 2,871,125 shares of common stock, representing the number of shares initially issuable upon conversion of the Convertible Senior Notes. The Convertible Senior Notes were previously issued in a Rule 144A offering on November 22, 2006 and were registered for resale on this Form S-3 in accordance with the terms of the Registration Rights Agreement. Three post-effective amendments were filed pursuant to this registration statement on May 18, 2007, June 1, 2007 and August 21, 2007, each to revise the selling noteholders' table. This Form S-3 was declared effective on March 29, 2007. The total aggregate principal amount of resales of Convertible Senior Notes in fiscal year 2007 was $58,100,000.

- Form S-8 filed on May 30, 2007 (file no. 333-143357) – registered 450,000 shares of common stock, for issuance pursuant to grants or awards under the RARE Amended and Restated 2002 Long-Term Incentive Plan. There were no sales of common stock under this Form S-8 in fiscal year 2007.

On October 18, 2007, RARE filed post-effective amendments to each of the Pre-2007 Registration Statements and each of the 2007 Registration Statements to remove from registration any unsold securities remaining under these filings. The post-effective amendments to the Form S-8 registration statements were immediately effective upon filing and the post-effective amendments to the Form S-3 registration statements were declared effective on October 18, 2007.

III. Exchange Act Reporting Obligations

Darden's common stock is currently listed on the New York Stock Exchange and is registered under Section 12(b) of the Exchange Act. Until the completion of the Merger, RARE's common stock was listed on the Nasdaq Global Select Market. Nasdaq is the only exchange on which RARE's common stock has ever been listed. At the time it was initially registered in 1992, RARE's common stock was registered under Section 12(g) of the Exchange Act. However, upon Nasdaq's conversion to a national securities exchange in 2006, Nasdaq filed an application with the SEC to change the registration of the securities of its listed companies that did not opt out to Section 12(b) consistent with its new status under the Exchange Act.[1] Therefore, at the time of the Merger, RARE's common stock was registered under Section 12(b). RARE has never had any other class of securities registered under Section 12(b) of the Exchange Act.

Following the market close on October 1, 2007, in connection with the consummation of the Merger, Nasdaq ceased trading in RARE's common stock and filed a notification on Form 25 with the SEC to delist the common stock from the Nasdaq Global Select Market and to deregister the common stock under Section 12(b) in accordance with Rule 12d2-2(a)(3) under the Exchange Act. Pursuant to Rule 12d2-2(d)(1), the notification on Form 25 to delist RARE's common stock from the Nasdaq Global Select Market became effective on October 11, 2007, which was 10 days after the Form 25 was filed with the SEC. Pursuant to Rule 12d2-2(d)(2), the application on Form 25 to deregister the RARE common stock under Section 12(b) became effective on December 30, 2007, which was 90 days after the Form 25 was filed with the SEC. Upon the effective date of the delisting of RARE's common stock, October 11, 2007, RARE's duty to file any reports under Section 13(a) of the Exchange Act and the rules and regulations promulgated thereunder solely because of the registration of its common stock under Section 12(b) of the Exchange Act was suspended pursuant to Rule 12d2-2(d)(5). However, pursuant to Rules 12d2-2(d)(6) and 12d2-2(d)(7), RARE's reporting obligations under Sections 13(a) and 15(d) of the Exchange Act continued by virtue of the fact that it had securities registered under

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[1] See Nasdaq Issuer Alert # 2006-001, *Nasdaq is Operational as an Exchange in NASDAQ-Listed Securities, Effective Today, August 1, 2006* (August 1, 2006) stating that "NASDAQ-listed securities registered under Section 12(g) of the Securities Exchange Act of 1934 … are now registered under Section 12(b) of the Exchange Act." See also, SEC Release No. 34-54240 (July 31, 2006) and Nasdaq's Letter to the SEC re: Request for Relief from Section 12 of the Securities Exchange Act of 1934, dated July 31, 2006.

Section 12(g) of the Exchange Act and securities that were registered on registration statements declared effective during the current fiscal year or deemed to have become effective pursuant to Section 10(a)(3) of the Securities Act with the filing of RARE's 2006 Form 10-K.

In order to fully relieve itself of its reporting obligations under Section 13(a) of the Exchange Act, RARE also has to deregister any securities registered pursuant to Section 12(g) of the Exchange Act. In this regard, we note that RARE's common stock and the Preferred Stock Purchase Rights are registered under Section 12(g) of the Exchange Act. RARE has no other classes of equity securities that have been registered under Section 12(g) of the Exchange Act. RARE intends to file a Form 15 to deregister its common stock and the Preferred Stock Purchase Rights pursuant to Rule 12g-4(a)(1)(i) under the Exchange Act. Pursuant to Rule 12g-4(a), deregistration of RARE's common stock and the Preferred Stock Purchase Rights under Section 12(g) of the Exchange Act is expected to occur 90 days after RARE's filing of the Form 15. However, pursuant to Rule 12g-4(b), RARE's duty to file any reports under Section 13(a) of the Exchange Act and the rules and regulations promulgated thereunder solely because of the registration of its common stock and Preferred Stock Purchase Rights under Section 12(g) will be suspended immediately upon RARE's filing of the Form 15. Subject to the Staff's concurrence with the request set forth in this letter, RARE intends to deregister its common stock and the Preferred Stock Purchase Rights under Section 12(g) on the same Form 15 it wishes to file in connection with the suspension of its reporting obligation under Section 15(d).

Following the delisting and deregistration of its securities under Sections 12(b) and 12(g) of the Exchange Act, RARE will become subject to reporting obligations under Section 15(d) of the Exchange Act with respect to its common stock, the Preferred Stock Purchase Rights, the Convertible Senior Notes and the deferred compensation obligations, all of which were either registered on registration statements declared effective during the current fiscal year or were deemed to have become effective pursuant to Section 10(a)(3) of the Securities Act with the filing of RARE's 2006 Form 10-K.

We recognize that the use of Rule 12h-3 for the suspension of reporting obligations under Section 15(d) of the Exchange Act is limited by Rule 12h-3(c). Rule 12h-3(c) states that Rule 12h-3 is unavailable for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act or is updated for purposes of Section 10(a)(3) through a company's Exchange Act filings. RARE has filed a Pre-2007 Form S-3 for a universal shelf (described in Part II above) and Pre-2007 Form S-8s relating to common stock and deferred compensation obligations (described in Part II above), which have been automatically updated in fiscal year 2007 for purposes of Section 10(a)(3) with the filing of RARE's 2006 Form 10-K. RARE also has filed the 2007 Form S-3 registering the Convertible Senior Notes and the 2007 Form S-8 registering shares of common stock (described in Part II above) during the current fiscal year. RARE otherwise satisfies the requirements of Rule 12h-3, except that these filings bring RARE within the language of Rule

12h-3(c), which would prevent RARE from suspending its duty to file periodic reports under Section 15(d) without the relief sought in this letter.

RARE wishes to file one Form 15 to suspend both RARE's duty to file reports under Section 13(a) of the Exchange Act as a result of the registration of its common stock and the Preferred Stock Purchase Rights under Section 12(g) of the Exchange Act and RARE's duty to file reports under Section 15(d) of the Exchange Act with respect to its common stock, the Preferred Stock Purchase Rights, the Convertible Senior Notes and the deferred compensation obligations. However, RARE will file such Form 15 only after obtaining the relief sought by this letter. For the reasons stated below, RARE wishes to obtain this relief, and to file this Form 15, well before the due date of its Annual Report on Form 10-K for the year ending December 30, 2007.

IV. Discussion

We respectfully submit that RARE should be able to rely on Rule 12h-3 to suspend its duty to file periodic reports under Section 15(d), notwithstanding the provisions of Rule 12h-3(c), for the following reasons: (1) RARE satisfies the requirements of Rule 12h-3(a) and (b); (2) Section 15(d)'s purpose of providing current information to purchasers is not at issue in RARE's situation; (3) the benefits of periodic reporting do not outweigh the burdens of making such filings; and (4) the SEC has frequently recognized in situations very similar to RARE's that a literal reading of Rule 12h-3(c) is not always justified.

RARE Satisfies the Requirements of Rule 12h-3(a) and (b)

Rule 12h-3(a) permits an issuer to suspend its Section 15(d) reporting obligation only if it has filed all reports required by Section 13(a), without regard to Rule 12b-25, for the shorter of its most recent three fiscal years and the portion of the current year preceding the date of filing the Form 15, or the period since the issuer became subject to such reporting obligation. RARE has filed all reports required by Section 13(a) for fiscal years 2004, 2005, 2006 and the interim periods of 2007, including a Current Report on Form 8-K reporting the change in control pursuant to the Merger and its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007, and will continue to make such filings until it files the Form 15 with respect to which no-action relief is being sought.

Rule 12h-3(b) permits an issuer to suspend its Section 15(d) reporting obligation with respect to a class of securities if the class of securities is held of record by less than 300 persons. Following the Merger, a direct, wholly-owned subsidiary of Darden is the only holder of RARE's common stock; the Preferred Stock Purchase Rights have been extinguished; the deferred compensation obligations have been assumed by Darden; and based on information provided to us by the Trustee, all of the outstanding Convertible Senior Notes have been converted to cash. As a result, RARE meets all of the requirements of Rule 12h-3 for the suspension of its duty under Section 15(d) to file reports required by Section 13(a), but for the application of Rule 12h-3(c).

Section 15(d)'s Purpose is not at Issue in RARE's Case

The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified by public policy reasons. In the proposing release to revise Rule 12h-3, the SEC stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." See Exchange Act Release No. 34-20263 (October 5, 1983) (the "Proposing Release"). These policy concerns are not at issue in RARE's situation for several reasons.

First, as a result of the Merger, described in more detail in Part I above, all of RARE's outstanding common stock, except shares of restricted stock (discussed below), have been cancelled or converted to the right to receive the Merger Consideration. In addition, all of RARE's outstanding stock options, restricted stock and performance-based restricted stock units have been automatically converted into Darden stock options, restricted stock and restricted stock units; all pledged shares have been returned and converted to the right to receive the Merger Consideration; the Employee Stock Purchase Plan was terminated; the Preferred Stock Purchase Rights were extinguished; and the deferred compensation obligations have been assumed by Darden. Finally, all of the outstanding Convertible Senior Notes have been converted to cash and there are no remaining holders of record.

Second, RARE has filed post-effective amendments to each of the 2007 Registration Statements and each of the Pre-2007 Registration Statements to deregister any RARE securities that remain unsold. Accordingly, no investors will be able to purchase securities pursuant to these registration statements and so the protection of Section 15(d) is no longer necessary for potential purchasers.

Finally, with respect to the Pre-2007 Registration Statements, we note that the Staff has previously stated in similar circumstances that Rule 12h-3(c) is not intended to apply to normal course updating of registration statements on Form S-8 pursuant to Section 10(a)(3) of the Securities Act. See Letter to C. Michael Harrington (available January 4, 1985).

The Benefits of Periodic Reporting do not Outweigh the Burdens

A further reason that no-action relief should be granted to RARE is because the purpose of Rule 12h-3 is to permit companies to suspend their reporting obligations when the securities are held by a small number of persons (less than 300 record holders). In the Proposing Release, the SEC noted that the rule suspended the duty to file reports because "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed." After the Merger, RARE's equity is held solely by a direct, wholly-owned subsidiary of Darden, the Preferred Stock

Purchase Rights have been extinguished, the deferred compensation obligations have been assumed by Darden and, based on the information supplied to us by the Trustee, all of the outstanding Convertible Senior Notes have been converted to cash and there are no remaining holders of record. Therefore, as there are no holders of RARE securities other than a direct, wholly-owned subsidiary of Darden, the preparation and filing of periodic reports required under Section 13(a) of the Exchange Act would be of no value or benefit, as there is no investor who would be protected by, or who will in any way benefit from, such reports. In addition, the preparation of such reports would impose a financial burden on RARE and Darden and would involve significant management efforts. Requiring the continued filing of Exchange Act reports by RARE under Section 15(d) would not serve the purpose of Section 15(d) and would be significantly burdensome to RARE and Darden, particularly the preparation and filing of an Annual Report on Form 10-K for the fiscal year ending December 30, 2007.

Precedents Support that a Literal Reading of Rule 12h-3(c) is not Always Justified

Finally, on numerous occasions, the Staff has recognized that a literal reading of Rule 12h-3 can have unintended consequences and accordingly has taken a no-action position similar to that requested herein. See, e.g., Bausch & Lomb Incorporated (available November 6, 2007); Foxhollow Technologies, Inc. (available November 2, 2007); DSL.net, Inc. (available March 30, 2007); Summit Bank Corporation (available March 14, 2007); WaveRider Communications Inc. (available March 31, 2006); PacifiCare Health Systems, Inc. (available March 16, 2006); Unocal Corp. (available October 21, 2005); 3333 Holding Corp., Centex Development Co. (available March 17, 2004); CoorsTek, Inc. (available August 14, 2003); PayPal, Inc. (available November 13, 2002); ConocoPhillips (available August 23, 2002); CoCensys, Inc. (available November 10, 1999); DiMark Inc. (available May 29, 1996); Amgen Boulder Inc. (available March 29, 1995); Dataproducts Corp. (available June 7, 1990); and Mtech Corporation (available January 19, 1988). In each of these cases, notwithstanding that a registration statement under the Securities Act had become effective during the fiscal year in question, the Staff agreed with the position that Rule 12h-3(c) did not require an issuer to remain subject to the reporting requirements of Section 15(d) following a merger in which it became a wholly-owned subsidiary of another reporting company. In addition, in each of these cases, the Staff relieved the acquired company from the obligation to file a separate Annual Report on Form 10-K for the fiscal year in which it was acquired.

Therefore, because, following the Merger and the conversion of all of the outstanding Convertible Senior Notes, RARE has no publicly traded securities and only one stockholder (a direct, wholly-owned subsidiary of Darden), it appears to us to be contrary to the underlying policy of Rule 12h-3(c) to deny RARE the ability to suspend its reporting obligation under Section 15(d) simply because of the automatic update of the Pre-2007 Registration Statements and the initial effectiveness of the 2007 Form S-3 and 2007 Form S-8.

V. Conclusion

For the reasons discussed above, we respectfully request that the Staff advise us that it will not recommend enforcement action to the SEC if, under the circumstances described in this letter, RARE files a Form 15 to suspend its reporting obligations under Sections 13(a) and 15(d) of the Exchange Act pursuant to Rule 12h-3 with respect to its common stock, the Preferred Stock Purchase Rights, the Convertible Senior Notes and the deferred compensation obligations, including the suspension of its duty to file its Annual Report on Form 10-K for the year ending December 30, 2007.

If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff prior to any written response to this letter. In accordance with footnote 68 of Release No. 337427 (July 1, 1997), we are transmitting one copy of this letter by email. We would appreciate hearing from you at your earliest convenience. Any questions or comments may be directed to me at (612) 340-2803.

Sincerely,

James D. Alt

James D. Alt

END